Exhibit (d)(20)

SCHEDULE A

Dated October 8, 2026, to the
Sub-Advisory Agreement dated September 3, 2026,

by and between Mount Lucas Index Advisers LLC, and Krane Funds Advisors, LLC

Fund	Fee
KFA MLM Index, a Cayman Islands exempted limited company and a wholly-owned subsidiary of KraneShares Mount Lucas Managed Futures Index Strategy ETF	The Adviser shall pay the Sub-Adviser zero (0%) percent of average net assets of the Fund.